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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           TRANSTEXAS GAS CORPORATION
                         ------------------------------
             (Exact name of Registrant as Specified in its Charter)

               Delaware                                    76-0401023
----------------------------------------       ---------------------------------
(State of Incorporation or Organization)       (IRS Employer Identification No.)

1300 N. Sam Houston Parkway East, Suite 310
         Houston, Texas                                            77032
--------------------------------------------                     ---------
(Address of Principal Executive Offices)                         (Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration file number to which this form relates:_____________________ (if applicable).

     Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                              Name of Each Exchange on Which
To Be So Registered                              Each Class Is To Be Registered
-------------------                              ------------------------------

     Securities to be registered pursuant to Section 12(g) of the Act:

                      Class A Common Stock, $0.01 par value
                Series A Senior Preferred Stock, $1.00 par value Series A Junior Preferred Stock, $1.00 par value
                ------------------------------------------------
                                (Title of Class)




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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          TransTexas Gas Corporation, a Delaware corporation (the "Company"), is authorized, pursuant to its Amended and Restated Certificate of Incorporation, to issue up to (i) 100,000,000 shares of Class A Common Stock, $0.01 par value (the "Class A Common Stock"), (ii) 247,500 shares of Class B Common Stock, $0.01 par value (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), and (iii) 500,000,000 shares of Preferred Stock, $1.00 par value, of which 328,667,820 shares are designated Series A Senior Preferred Stock (the "Senior Preferred Stock"), and 37,469,711 shares are designated Series A Junior Preferred Stock (the "Junior Preferred Stock" and, together with the Senior Preferred Stock, the "Preferred Stock").

          On March 17, 2000, the Company issued, pursuant to the Plan of Reorganization in its bankruptcy proceeding, (i) 1,002,500 shares of Class A Common Stock, (ii) 247,500 shares of Class B Common Stock,
          (iii) 222,455,320 shares of Senior Preferred Stock and (iv) 20,716,080 shares of Junior Preferred Stock.

          Common Stock

          Voting Rights. Subject to the rights described below of holders of the Preferred Stock and the Class B Common Stock to elect certain directors, holders of shares of Common Stock will be entitled to one vote per share on any matter submitted to a vote of stockholders, including the election of directors to fill vacancies which are not otherwise designated to be filled by the holders of the Preferred Stock or Class B Common Stock. Cumulative voting will be prohibited. The holders of the Class B Common Stock will have the right, voting separately as a class, to elect one director of the Company during periods in which the holders of the Senior Preferred Stock are not entitled to elect all five directors of the Company.

          The Common Stock will not be redeemable, will not have any conversion rights and will not be subject to call. Holders of shares of Common Stock will have no preemptive rights to maintain their respective percentage ownership in future offerings or sales of stock of the Company. Subject to restrictions in certain agreements, and provided that no dividends may be paid on the Common Stock so long as the Senior Preferred Stock is outstanding, the holders of Common Stock are entitled to receive ratably such dividends, if any, as and when declared from time to time by the Board of Directors of the Company out of funds legally available therefor. Upon liquidation, dissolution or winding-up of the affairs of the Company, the holders of Common Stock will be entitled to participate equally and ratably, in proportion to the number of shares held, in the net assets of the Company available for distribution to holders of Common Stock. The shares of Common Stock currently outstanding are validly issued, fully paid and nonassessable.

          Dividend Policy. The Company's ability to pay cash dividends in the future will be restricted by certain agreements and (with respect to the Common Stock) the provisions of the Company's Certificate of Incorporation relating to the Preferred Stock, and will depend upon the Company's debt levels, earnings levels, and book value and discounted value of certain tangible assets. In determining whether to declare and pay a cash dividend, the Board of Directors will consider various other factors, including the Company's capital requirements and financial condition.

          Limitations on Liability of Directors. The Company's Certificate of Incorporation contains a provision that is designed to limit the directors' liability to the extent permitted by the Delaware General Corporation Law and any amendments thereto. Under current law, directors will not be held liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty except for liability as a result of: (i) a breach of the duty of loyalty to the Company or its stockholders, (ii) actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper stock repurchases, or improper stock redemptions, or (iv) actions or omissions pursuant to which the director will receive an improper personal benefit.


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          The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of the Company unless the stockholder can demonstrate one of the specified bases for liability. This provision, however, may not eliminate or limit director liability arising in connection with causes of action brought under Federal securities laws.

          The Company's Certificate of Incorporation does not eliminate its directors' duty of care. The inclusion of this provision in the Company's Certificate of Incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

          Indemnification of Officers and Directors. The Company's Certificate of Incorporation and Bylaws provide that the Company will indemnify its officers and directors to the fullest extent permitted by Delaware law. In addition, the Company has customary directors' and officers' liability insurance policies for its directors and officers.

          Senior Preferred Stock

          Voting Rights. The holders of the Senior Preferred Stock have the right, voting separately as a class, to elect four of the five directors to the Board of Directors of the Company; provided, that if dividends have not been paid with respect to the payments due on the Senior Preferred Stock commencing March 15, 2002, such holders will have the right, voting separately as a class, to elect all five directors to the Board of Directors of the Company. Such voting rights will terminate when all such dividends accrued and in default have been paid in full or set apart for payment. The term of the fifth director so elected will terminate immediately upon such payment or setting apart of funds for such payment. Holders of the Senior Preferred Stock will have one vote per share, voting together with the Class A Common Stock (and the Junior Preferred Stock and any other series or classes of Company stock entitled to vote with the Class A Common Stock), on all matters on which holders of the Class A Common Stock are entitled to vote generally.

          In addition, so long as any Senior Preferred Stock is outstanding, the affirmative vote or consent of the holders of at least a majority of all outstanding shares of Senior Preferred Stock, voting separately as a class, will be required to (i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Company; (ii) authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the Senior Preferred Stock as to dividends or upon liquidation, dissolution or winding up of the Company; (iii) waive any covenant contained in the Certificate of Designation for the Senior Preferred Stock; (iv) subject to Article VI of the Certificate of Incorporation, consummate any merger, consolidation or sale of substantially all the assets of the Company, or (v) effect any reclassification of the Senior Preferred Stock. Also, so long as any Senior Preferred Stock is outstanding, the affirmative vote or consent of the holders of at least 75% of all outstanding shares of Senior Preferred Stock, voting separately as a class, will be required to amend the voting rights of the Senior Preferred Stock.

          Dividends. Holders of shares of Senior Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds at the time legally available therefor, dividends, as follows: (i) subject to the option of the Company to pay dividends in kind as described below, quarterly cash dividends, in preference to holders of any other shares of capital stock of the Company, at an annual rate of $0.10 per share, payable quarterly on the 15th day of March, June, September and December of each year, commencing June 15, 2000, except that if any such date is a Saturday, Sunday or legal holiday, then such dividend shall be payable on the next day that is not a Saturday, Sunday or legal holiday. During the period ending March 15, 2002, in lieu of paying cash dividends, the Company will be entitled, at its option, to pay dividends in kind (i.e., in additional shares of Senior Preferred Stock with an aggregate par value equal to


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          the dividend amount), at an annual rate of $0.20 per share. After
          March 15, 2002, dividends will be payable in cash at an annual rate of $0.0775 per share. Dividends will accrue and be cumulative from the date of the immediately preceding dividend payment date, except with respect to the first dividend which shall accrue from the date of issuance of the Senior Preferred Stock. Dividends will be payable to holders of record as they appear on the stock books of the Company on such record dates as are fixed by the Board of Directors.

          The Senior Preferred Stock will be junior as to dividends to any series or class of the Company's stock hereafter issued that ranks senior as to dividends to the Senior Preferred Stock ("senior dividend stock"), and if at any time the Company has failed to pay or declare and set apart for payment accrued and unpaid dividends on any senior dividend stock, the Company may not pay any dividend on the Senior Preferred Stock. The Senior Preferred Stock will have priority as to dividends over the Junior Preferred Stock, the Common Stock and any series or class of the Company's stock hereafter issued that ranks junior as to dividends to the Senior Preferred Stock ("junior dividend stock"), and no dividend (other than dividends payable solely in Junior Preferred Stock, Common Stock or any other series or class of the Company's stock hereafter issued that ranks junior as to dividends and as to liquidation rights to the Senior Preferred Stock) may be declared, paid or set apart for payment on, and no purchase, redemption or other acquisition may be made by the Company of, any junior dividend stock unless all accrued and unpaid dividends on the Senior Preferred Stock have been paid or declared and set apart for payment. The Company may not pay dividends on any class or series of the Company's stock having parity with the Senior Preferred Stock as to dividends ("parity dividend stock") unless it has paid or declared and set apart for payment, or contemporaneously pays or declares and sets apart for payment, all accrued and unpaid dividends for all prior periods on the Senior Preferred Stock; and the Company may not pay dividends on the Senior Preferred Stock unless it has paid or declared and set apart for payment, or contemporaneously pays or declares and sets apart for payment, all accrued and unpaid dividends for all prior periods on the parity dividend stock. Whenever all accrued dividends are not paid in full on the Senior Preferred Stock or any parity dividend stock, all dividends declared on the Senior Preferred Stock and such parity dividend stock will be declared or made pro rata so that the amount of dividends declared per share on the Senior Preferred Stock and such parity dividend stock will bear the same ratio that accrued and unpaid dividends per share on the Senior Preferred Stock and such parity dividend stock bear to each other.

          The amount of dividends payable per share of Senior Preferred Stock for each quarterly dividend period will be computed by dividing the annual dividend amount by four. The amount of dividends payable for the initial dividend period and any period shorter than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months. No interest will be payable in respect of any dividend payment on the Senior Preferred Stock which may be in arrears.

          Under Delaware law, the Company may declare and pay dividends on its shares of capital stock only out of its surplus.

          Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Senior Preferred Stock will be entitled to receive the liquidation preference of $1.00 per share, plus an amount equal to any accrued and unpaid dividends to the payment date, before any payment or distribution is made to the holders of Junior Preferred Stock, Common Stock or any series or class of the Company's stock hereafter issued that ranks junior as to liquidation rights to the Senior Preferred Stock, but the holders of the shares of the Senior Preferred Stock will not be entitled to receive the liquidation preference of such shares until the liquidation preference of any other series or class of the Company's stock hereafter issued that ranks senior as to liquidation rights to the Senior Preferred Stock ("senior liquidation stock") has been paid in full. The holders of Senior Preferred Stock and all series or classes of the Company's stock hereafter issued that rank on a parity as to liquidation rights with the Senior Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation preference of the senior liquidation stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the


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          shares of the Senior Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

          Mandatory Redemption. The Company will be required to redeem the Senior Preferred Stock on March 15, 2006, at 100% of the liquidation preference per share.

          Redemption at Option of The Company. The Senior Preferred Stock may be redeemed for cash, in whole or in part, at any time at the option of the Company, at an initial price equal to $0.88 per share, increasing by $0.005 per share per month to a maximum of 100% of the liquidation preference per share; provided, however, that no redemption shall be permitted prior to the time the Company's 15% Senior Secured Notes due 2005 have been retired.

          If fewer than all of the outstanding shares of Senior Preferred Stock are to be redeemed, the Company will select those to be redeemed pro rata or by lot as the Board of Directors may determine. In the event that the Company has failed to pay accrued and unpaid dividends on the Senior Preferred Stock, it may not redeem any of the then outstanding shares of the Senior Preferred Stock until all such accrued and unpaid dividends and (except with respect to shares to be redeemed) the then current quarterly dividend have been paid in full.

          Notice of redemption will be mailed at least 20 days but not more than 60 days before the redemption date to each holder of record of shares of Senior Preferred Stock to be redeemed at the address shown on the stock transfer books of the Company. After the redemption date, dividends will cease to accrue on the shares of Senior Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

          Mandatory Conversion. If either (i) more than 75 million shares of the Senior Preferred Stock are outstanding after March 15, 2006 or (ii) two dividend payments have not been paid on the Senior Preferred Stock, one-half of the outstanding shares of the Senior Preferred Stock will be automatically converted into shares of Class A Common Stock at a rate of .3461 shares of Class A Common Stock for each $1 of liquidation preference of the shares of Senior Preferred Stock converted.

          The Certificate of Designation contains appropriate anti-dilution provisions with respect to the Senior Preferred Stock.

          Restrictive Covenants. The Certificate of Designation contains restrictive covenants comparable to the restrictive covenants contained in the Indenture governing the Company's 15% Senior Secured Notes due 2005.

          Other Provisions. The outstanding shares of Senior Preferred Stock are duly and validly issued, fully paid and nonassessable. The holders of the shares of Senior Preferred Stock will have no preemptive rights with respect to any securities of the Company.

          Junior Preferred Stock

          Voting Rights. Holders of the Junior Preferred Stock will have one vote per share (voting together with the Class A Common Stock, the Senior Preferred Stock and any other series or classes of Company stock entitled to vote with the Class A Common Stock), on all matters on which holders of the Class A Common Stock are entitled to vote generally. If no shares of Senior Preferred Stock are outstanding, the holders of the Junior Preferred Stock will have the right, voting separately as a class, to elect two directors to the Board of Directors. In exercising such voting rights, each outstanding share of Junior Preferred Stock will be entitled to one vote, excluding shares held by the Company or any entity controlled by the Company, which shares shall have no voting rights.

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          In addition, so long as any Junior Preferred Stock is outstanding, the affirmative vote or consent of the holders of at least a majority of all outstanding shares of Junior Preferred Stock, voting separately as a class, will be required to (i) amend, alter or repeal any provision of the Certificate of Incorporation or the Bylaws of the Corporation;
          (ii) authorize or issue, or increase the authorized amount of any additional class or series of Junior Stock of the Corporation; (iii) waive any covenant contained in the Certificate of Designation for the Junior Preferred Stock; (iv) subject to Article VI of the Certificate of Incorporation, consummate any merger, consolidation or sale of substantially all the assets of the Corporation; or (v) effect any reclassification of the Junior Preferred Stock. Also, so long as any Junior Preferred Stock is outstanding, the affirmative vote or consent of the holders of at least 75% of all outstanding shares of Junior Preferred Stock, voting separately as a class, will be required to amend the voting rights of the Junior Preferred Stock.

          Dividends. Holders of shares of Junior Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds at the time legally available therefor, dividends, as follows: (i) during the period ending March 15, 2006 (the "First Dividend Period"), at a rate equal to $0.10 per share per annum, and (ii) at any time thereafter (the "Second Dividend Period"), at a rate equal to $0.20 per share per annum, payable quarterly on the 15th day of March, June, September and December of each year, commencing June 15, 2000, except that if any such date is a Saturday, Sunday or legal holiday, then such dividend shall be payable on the next day that is not a Saturday, Sunday or legal holiday. Dividends shall only be payable in kind (i.e. in additional shares of Junior Preferred Stock with an aggregate par value equal to the dividend amount) during the First Dividend Period. During the Second Dividend Period, dividends shall be paid both (i) in cash at a rate of $0.10 per share per annum and (ii) in kind at a rate of $0.10 per share per annum. Dividends will accrue and be cumulative from the date of the immediately preceding dividend payment date, except with respect to the first dividend, which shall accrue from the date of issuance of the Junior Preferred Stock. Dividends will be payable to holders of record as they appear on the stock books of the Company on such record dates as are fixed by the Board of Directors.

          The amount of dividends payable per share of Junior Preferred Stock for each quarterly dividend period will be computed by dividing the annual dividend amount by four. The amount of dividends payable for the initial dividend period and any period shorter than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months. No interest will be payable in respect of any dividend payment on the Junior Preferred Stock which may be in arrears.

          Under Delaware law, the Company may declare and pay dividends on its shares of capital stock only out of its surplus.

          Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Junior Preferred Stock will be entitled to receive the liquidation preference of $1.00 per share, plus an amount equal to any accrued and unpaid dividends to the payment date, before any payment or distribution is made to the holders of Common Stock or any series or class of the Company's stock hereafter issued that ranks junior as to liquidation rights to the Junior Preferred Stock, but the holders of the shares of the Junior Preferred Stock will not be entitled to receive the liquidation preference of such shares until the liquidation preference of the Senior Preferred Stock and any other series or class of the Company's stock hereafter issued that ranks Junior as to liquidation rights to the Junior Preferred Stock ("junior liquidation stock") has been paid in full. The holders of Junior Preferred Stock and all series or classes of the Company's stock hereafter issued that rank on a parity as to liquidation rights with the Junior Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation preference of the junior liquidation stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of the Junior Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company.


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          The voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Company and the consolidation or merger of the Company with or into one or more other corporations or other entities shall be deemed to be a liquidation, dissolution, or winding up of the Company, voluntarily or involuntarily, except in the case of a merger where the Company is the surviving entity and the shareholders of the Company immediately prior to such merger collectively own at least a majority of the Voting Stock of the surviving corporation in such merger.

          Mandatory Redemption. The Company will be required to redeem the Junior Preferred Stock on March 15, 2010 at 100% of the liquidation preference per share.

          Redemption at Option of Company. The Junior Preferred Stock may be redeemed for cash, in whole or in part, at any time at the option of the Company, for an amount equal to 100% of the liquidation preference per share; provided, however, that no redemption shall be permitted prior to the time that all of the Company's 15% Senior Secured Notes due 2005 and the Senior Preferred Stock have been retired.

          If fewer than all of the outstanding shares of Junior Preferred Stock are to be redeemed, the Company will select those to be redeemed pro rata or by lot as the Board of Directors may determine. In the event that the Company has failed to pay accrued and unpaid dividends on the Junior Preferred Stock, it may not redeem any of the then outstanding shares of the Junior Preferred Stock until all such accrued and unpaid dividends and (except with respect to shares to be redeemed) the then current quarterly dividend have been paid in full.

          Notice of redemption will be mailed at least 20 days but not more than 60 days before the redemption date to each holder of record of shares of Junior Preferred Stock to be redeemed at the address shown on the stock transfer books of the Company. After the redemption date, dividends will cease to accrue on the shares of Junior Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

          Mandatory Conversion. If either (i) more than 75 million shares of the Senior Preferred Stock are outstanding after March 15, 2006 or (ii) two dividend payments have not been paid on the Senior Preferred Stock, all of the outstanding shares of the Junior Preferred Stock will be automatically converted into shares of Class A Common Stock at the rate of 0.1168 shares of Class A Common Stock for each $1 of liquidation preference of the shares of Junior Preferred Stock converted.

          The Certificate of Designation contains appropriate anti-dilution provisions with respect to the Junior Preferred Stock.

          Other Provisions. The outstanding shares of Junior Preferred Stock are duly and validly issued, fully paid and nonassessable. The holders of the shares of Junior Preferred Stock will have no preemptive rights with respect to any securities of the Company.

ITEM 2.  EXHIBITS.

     The following exhibits are filed as a part of this registration statement:

     3.1 -- Amended and Restated Certificate of Incorporation.

     3.2 -- Certificate of Designation for Series A Senior Preferred Stock.

     3.3 -- Certificate of Designation for Series A Junior Preferred Stock.

     3.4 -- Amended and Restated Bylaws.




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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       TRANSTEXAS GAS CORPORATION



DATE: April 26, 2000                   By:  /s/ ED DONAHUE
      --------------                     --------------------------------------
                                       Name:    Ed Donahue
                                       Title:   Vice President, Chief Financial
                                                Officer and Secretary

















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                                  EXHIBIT INDEX



No.               Description                                                           Page
---               -----------                                                           -----

3.1               Amended and Restated Certificate of Incorporation.

3.2               Certificate of Designation for Series A Senior Preferred Stock.

3.3               Certificate of Designation for Series A Junior Preferred Stock.

3.4               Amended and Restated Bylaws.